                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                              (Amendment No. 21)

                          The Fairchild Corporation
                               (Name of Issuer)

                Class A Common Stock and Class B Common Stock,
                          par value $0.10 per share
                        (Title of Class of Securities)

                                 0066545 10 4
                                (CUSIP Number)

                             David I. Faust, Esq.
                       Faust, Rabbach & Oppenheim, LLP
                              488 Madison Avenue
                           New York, New York 10022
                                (212) 751-7700
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 29, 1998
                        (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ].

                               Page 1 of 18 pages
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                                  SCHEDULE 13D

000CUSIP NO.   0066545 10 4

         THE STEINER GROUP LLC

15.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         13-4035166

16.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]

                                                                         (b) [_]

17.      SEC USE ONLY

18.      SOURCE OF FUNDS

         N/A

19.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

20.      CITIZENSHIP OR PLACE OF ORGANIZATION

         STATE OF DELAWARE, USA

                           21.      SOLE VOTING POWER

                                    3,193,688 CLASS A SHARES

  NUMBER OF
  SHARES                            2,533,996 CLASS B SHARES
BENEFICIALLY               22.      SHARED VOTING POWER
  OWNED BY
    EACH                            -0-
  REPORTING                23.      SOLE DISPOSITIVE POWER
  PERSON                            3,193,688 CLASS A SHARES
   WITH                             2,533,996 CLASS B SHARES
                           24.      SHARED DISPOSITIVE POWER
                                    -0-

25.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,193,688 CLASS A SHARES

         2,533,996 CLASS B SHARES

26.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

                               Page 2 of 18 pages
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         CERTAIN SHARES                                                      [_]

27.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.73% OF CLASS A, 96.54% OF CLASS B

28.      TYPE OF REPORTING PERSON

         CO

                               Page 3 of 18 pages
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                                  SCHEDULE 13D

000CUSIP NO.   0066545 10 4

               PASKE INVESTMENTS LIMITED

1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]

                                                                         (b) [_]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         ISLE OF JERSEY, CHANNEL ISLANDS

                            7.      SOLE VOTING POWER

  NUMBER OF                       -0-
  SHARES
BENEFICIALLY                8.      SHARED VOTING POWER
  OWNED BY
    EACH                          -0-
  REPORTING
  PERSON                    9.      SOLE DISPOSITIVE POWER
   WITH
                                  -0-

                           10.      SHARED DISPOSITIVE POWER

                                  -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

                               Page 4 of 18 pages
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

                           CERTAIN SHARES                                    [_]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         -0-

14.      TYPE OF REPORTING PERSON

                         CO

                               Page 5 of 18 pages
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                                  SCHEDULE 13D

CUSIP NO. 0066545 10 4

         JEFFREY J. STEINER

29.      NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ###-##-####

30.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]

                                                                         (b) [_]

31.      SEC USE ONLY

32.      SOURCE OF FUNDS

         N/A

33.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

34.      CITIZENSHIP OR PLACE OF ORGANIZATION

         AUSTRIA

                  35.      SOLE VOTING POWER

  NUMBER OF
  SHARES                   145,900 CLASS A SHARES
BENEFICIALLY      36.      SHARED VOTING POWER
  OWNED BY
    EACH                   -0-
 REPORTING        37.      SOLE DISPOSITIVE POWER
  PERSON
   WITH                    145,900 CLASS A SHARES
                  38.      SHARED DISPOSITIVE POWER
                           -0-

39.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         145,900 CLASS A SHARES

40.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (25) EXCLUDES

                               Page 6 of 18 pages
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         CERTAIN SHARES                                                      [X]

41.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (25)

         .86% OF CLASS A

42.      TYPE OF REPORTING PERSON

         IN

                               Page 7 of 18 pages
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                                  SCHEDULE 13D

CUSIP NO. 0066545 10 4

         BESTIN LTD.

43.      NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

44.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]

                                                                         (b) [_]

45.      SEC USE ONLY

46.      SOURCE OF FUNDS

         N/A

47.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

48.      CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS

                  49.      SOLE VOTING POWER
  NUMBER OF
  SHARES                   -0-
BENEFICIALLY      50.      SHARED VOTING POWER
  OWNED BY
    EACH                   -0-
  REPORTING       51.      SOLE DISPOSITIVE POWER
  PERSON
   WITH                    -0-

                  52.      SHARED DISPOSITIVE POWER

                           -0-

53.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

54.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES [_]

                               Page 8 of 18 pages
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55.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         -0-

56.      TYPE OF REPORTING PERSON

         CO

                               Page 9 of 18 pages
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                                  SCHEDULE 13D

CUSIP NO. 0066545 10 4

         STINBES LIMITED

57.      NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

58.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]

                                                                         (b) [_]

59.      SEC USE ONLY

60.      SOURCE OF FUNDS

         N/A

61.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

62.      CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS

                  63.      SOLE VOTING POWER
  NUMBER OF                -0-
  SHARES
BENEFICIALLY      64.      SHARED VOTING POWER
  OWNED BY
    EACH                   -0-
 REPORTING        65.      SOLE DISPOSITIVE POWER
  PERSON
   WITH                    -0-
                  66.      SHARED DISPOSITIVE POWER
                           -0-

67.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

68.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

                               Page 10 of 18 pages
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         CERTAIN SHARES                                                      [_]

69.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         -0-

70.      TYPE OF REPORTING PERSON

         CO

                               Page 11 of 18 pages
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         The undersigned, Jeffrey J. Steiner, Paske Investments Limited
("Paske"), Bestin Ltd., Stinbes Limited and The Steiner Group LLC hereby amend the Schedule 13-D filed by Paske Investment Limited and Nedim Sadaka (Mr. Steiner having replaced Mr. Sadaka as a member of the "group" filing this statement, as described in Amendment No. 6 dated July 24, 1986) with respect to the Class A Common Stock, par value $.10 per share (the "Class A Stock"), and the Class B Common Stock, par value $.10 per share (the "Class B Stock"), of The Fairchild Corporation (formerly Banner Industries, Inc.), a Delaware corporation ("Issuer"), as follows:

Item 2. Identity and Background

         The Steiner Group LLC is a newly formed Delaware limited liability company. Jeffrey J. Steiner is its sole manager. The members are Jeffrey J. Steiner (with a 20% membership interest) and The Jeffrey Steiner Family Trust (with an 80% membership interest). The Jeffrey Steiner Family Trust is a trust created for the benefit of the issue of Jeffrey J. Steiner.

Item 3. Source and Amount of Funds or Other Consideration

         Effective December 29, 1998, Paske Investments Limited (which is wholly owned by The Friday Trust) transferred, without

                               Page 12 of 18 pages
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consideration, to Jeffrey J. Steiner and The Jeffrey Steiner Family Trust the
47,300 shares of Class A Common Stock of the Issuer and 2,533,996 shares of Class B Common Stock of the Issuer owned by Stinbes Limited (1,100,000 Class B shares having been and remaining pledged to banks as collateral for loans to Jeffrey Steiner) and the 3,146,388 shares of Class A Common Stock of the Issuer owned by Bestin Ltd.(all of which shares having been and remaining pledged to NationsBank, N.A. together with other personal property as collateral for a line of credit and personal loans to Mr. Steiner). Simultaneously, Jeffrey J. Steiner and The Jeffrey Steiner Family Trust contributed all of said securities to The Steiner Group LLC.

Item 5. Interest in Securities of the Issuer.

         Mr. Steiner owns 145,900 shares of Class A Common Stock of the Issuer. Mr. Steiner also owns as custodian for certain of his children 37,500 shares of Class A Common Stock and 30,000 shares of Class B Common Stock of the Issuer, as to which he disclaims beneficial ownership.

         The Steiner Group LLC owns (i) 3,193,688 shares of Class A Common Stock of the Issuer (all of which have been pledged to NationsBank, N.A. - see Item 3 above); (ii) 2,533,996 shares of

                               Page 13 of 18 pages
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Class B Common Stock of the Issuer (1,100,000 of which have been pledged to banks - see Item 3 above); and (iii) Warrants to buy 375,000 shares of Class A or Class B Common Stock of the Issuer.

         Except as set forth above, no transactions in shares of the Issuer were effected during the past 60 days by Mr. Steiner, Bestin S.A., Bestin FC, Bestin Ltd., Stinbes Limited, The Steiner Group LLC or The Jeffrey Steiner Family Trust.

Item 7. Exhibits

         Joint Filing Agreement - Exhibit A

                               Page 14 of 18 pages
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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.

                                   BESTIN LTD.

Date: December 29, 1998            By:   /s/ David I. Faust
                                       ----------------------------------------
                                             David I. Faust
                                             Vice President


                                   STINBES LIMITED

Date: December 29, 1998            By:   /s/ David I. Faust
                                       ----------------------------------------
                                             David I. Faust
                                             Vice President


                                   PASKE INVESTMENTS LIMITED

Date: December 29, 1998            By:   /s/ Idris Wynne Harding
                                       ----------------------------------------
                                             Idris Wynne Harding
                                             Director


                                   JEFFREY J. STEINER

Date: December 29, 1998            By:   /s/ David I. Faust
                                       ----------------------------------------
                                             JEFFREY J. STEINER
                                             by his attorney-in-fact
                                             David I. Faust



                               Page 15 of 18 pages
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                                   THE STEINER GROUP LLC

Date: December 29, 1998            By:   /s/ David I. Faust
                                       ----------------------------------------
                                             JEFFREY J. STEINER, MANAGER
                                             BY DAVID I. FAUST, HIS
                                             ATTORNEY-IN-FACT

                               Page 16 of 18 pages